WM G UHL AGENCY INC.
ATTN:	Marc McNulty
7755 PARAGON ROAD
DAYTON, OH 45459

INSURED:	JOHNSON MUTUAL FUNDS TRUST
PRODUCT:	DFIBond
POLICY NO:	81470579
TRANSACTION:	ENDT_CORR

FEDERAL INSURANCE COMPANY

Endorsement No:	6

Bond Number:	81470579

NAME OF ASSURED: JOHNSON MUTUAL FUNDS TRUST

AMEND NAME OF ASSURED ENDORSEMENT

It is agreed that NAME OF ASSURED of the DECLARATIONS for this Bond is amended to include the following:

Johnson Equity Income Fund
Johnson Growth Fund
Johnson Disciplined Mid-Cap Fund
Johnson Realty Fund
Johnson Mutual Funds Trust
Johnson Fixed Income Fund
Johnson Municipal Income Fund
Johnson Enhanced Return Fund
Johnson Institutional Bond Fund I
Johnson Institutional Bond Fund II
Johnson Institutional Bond Fund II
Johnson International Fund
Johnson Opportunity Fund
Johnson Charitable Gift Fund

This Endorsement applies to loss discovered after 12:01 a.m. on November 1, 2014.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: November 24, 2014

ICAP Bond
Form 17-02-6272 (Ed. 8-04)	Page 1